Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-250074 November 30, 2020 NASDAQ:ACHV Corporate Presentation November 2020 ACHIEVE LIFE SCIENCES 1

Forward Looking Statements This presentation contains forward-looking statements, including, but not limited to, statements regarding the timing of planned clinical development activities of cytisinicline; the projected path toward potential regulatory approval; the safety, efficacy and commercial potential of cytisinicline; the potential market for cytisinicline; the benefits of cytisinicline relative to competitors; the anticipated benefits of cytisinicline; plans, objectives, expectations and intentions with respect to future operations. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Achieve Life Sciences, Inc. (“we,” “us,” “our,” or “the Company”) may not actually achieve its plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in these forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others, general business and economic conditions, including risk related to the impact on our business of the COVID-19 pandemic or similar public health crisis; the need for and ability to obtain additional financing; the risk that cytisinicline may not demonstrate the hypothesized or expected benefits; the risk that cytisinicline will not receive regulatory approval or be successfully commercialized; the risk that new developments in the smoking cessation landscape require changes in business strategy or clinical development plans; the risk that the Company's intellectual property may not be adequately protected; other risks associated with the process of developing, obtaining regulatory approval for and commercializing drug candidates that are safe and effective for use as human therapeutics; and the other factors described in the risk factors set forth in the Company's filings with the Securities and Exchange Commission from time to time, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law. ACHIEVE LIFE SCIENCES 2

Free Writing Prospectus Statement This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein. We have filed a Registration Statement on Form S-1 with the SEC, including a preliminary prospectus dated November 30, 2020 (the “Preliminary Prospectus”) with respect to the offering of our securities to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Lake Street Capital Markets, LLC, 920 2nd Avenue S, Suite 700, Minneapolis, MN 55402, or by email at syndicate@lakestreetcm.com. ACHIEVE LIFE SCIENCES 3

Transaction Overview

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Issuer:	Achieve Life Sciences, Inc.
Ticker / Listing Exchange:	NasdaqGM: ACHV
Security Type:	Common Stock
Share Composition:	100% Primary
Offering Type:	Publicly marketed Follow-on offering / S-1
Marketing:	Week of November 30, 2020
Targeted Offering Size:	1.5million primary shares, 15% Over-Allotment
Use of Proceeds:	Fund Phase 3 ORCA-2 trial, clinical research and development, working capital, general corporate purposes
Anticipated Pricing:	December 3, 2020
Bookrunner:	Lake Street
Co-Manager	Maxim
Company Counsel:	Fenwick & West LLP
Underwriter Counsel	Pryor Cashman LLP
Auditor	PricewaterhouseCoopers LLP

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Cytisinicline: A Potential New Treatment for Millions of Smokers Exclusively focused on the development and commercialization of cytisinicline for smoking cessation & nicotine addiction Robust Historical Data More than 10,000 participants in cytisinicline clinical trials to date Completed 3 investigator-led Phase 3 clinical trials in over 2,700 patients Over 20 years of in-market experience in over 20 million patients under brand name TABEX® Over 15 million cases in European safety database Strong Execution NIH partnership to complete IND enabling studies Completed Phase 1/2 repeat-dose PK/PD study Phase 2b ORCA-1 trial completed in Q2 2019 showing statistically significant quit rates (N=254) Pivotal Phase 3 ORCA-2 trial launched in Q4’20 NDA plans already reviewed with FDA Sopharma NIH National Institutes of Health * Achieve acquired the global rights to cytisinicline from Sopharma AD excluding certain countries in Central and Eastern Europe, Scandinavia, North Africa, the Middle East and Central Asia, as well as Vietnam ACHIEVE LIFE SCIENCES 5

Cytisinicline – Differentiated With Strong Value Proposition Well-differentiated Product Profile ▪ Single & short course of treatment ▪ Dual-acting, highly selective MOA – improved tolerability ▪ Naturally-derived treatment Strong, Extensive Foundation of Clinical Evidence ▪ Favorable safety & efficacy from 3 prior Phase 3 trials in >2,700 patients ▪ More than 20M patients treated to date ▪ ORCA-1 study reinforces historical efficacy and safety data Significant Market & Growth Potential ▪ 1.1B smokers worldwide1 – more than 34M in U.S.2 ▪ Smoking cessation market ~ $13 billion and growing3 ▪ Most prescribed Rx (CHANTIX® - varenicline) sales of ~$1.1B in 20194 ▪ New treatment options required – nothing new in > 10 years Addresses Global Public Health Epidemic ▪ Smoking and tobacco use is the leading cause of preventable death, responsible for ~7M lives lost annually worldwide1 ▪ Nearly 30% of all cancer deaths in the U.S. are attributable to cigarette smoking5 1. World Health Organization (WHO). WHO Report on the Global Tobacco Epidemic, 2017 2. Centers for Disease Control and Prevention (CDC). Tobacco Product Use Among Adults – United States, 2017 3. Coherent Market Insights, in its March 2017 report “Smoking Cessation and Nicotine De-addiction Products Market” 4. PFE Q4 & 2019 YE Results 5. American Cancer Society November 2015 ®Registered trademark of Pfizer Inc. Quit Rates for 3 mg TID vs Placebo [BAR CHART] ACHIEVE LIFE SCIENCES 6

High Unmet Need for New Treatments Treatment options are limited with nothing new in over a decade Chantix (varenicline) and ZYBAN® (bupropion hydrochloride) Both are oral drugs given on average for 12 weeks Safety has been a concern with both treatments including historical black box warnings Nicotine replacement less effective and creates costly, substitute addiction Quitting is Hard! Multiple attempts and treatments are typical 70% of current smokers have expressed a desire to quit, 55% attempted to quit in the past year but only ~7% succeeded Up to 60% of quitters relapse in the first year due to addictive nature of nicotine* Estimated 8–11 attempts before quitting permanently* According to the Centers for Disease Control & Prevention: [MANCHART] ®Registered trademark Glaxo Group *Centers for Disease Control & Prevention, Quitting Smoking Among Adults – United States, 2000-2015 ACHIEVE LIFE SCIENCES 7

Significant Opportunity to Expand Smoking Cessation Treatment Utilization with Cytisinicline

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34,300,000[1]
Total Cigarette Smokers in US

18,865,000[2]
Treatable market

1,357,708[3]
Rx Pill Treated

1,252,623[3]
Chantix treated
$899M[4]

Only 3.7% of all U.S. smokers use Chantix

Why so low market penetration of current treatment options?

- **Favorable reimbursement for all smoking cessation medications**
  - ACA mandates coverage for smoking cessation medications including multiple quit attempts and counseling services[5]
  - Most patients (~80%) pay $0 for their Chantix or bupropion prescription[3]
- **#1 reason smokers report not using Chantix or Zyban are concerns about side effects[6]**
  - 76% of Chantix patients do not complete 3-month course of treatment[3]
  - 61% of patients surveyed who do not complete full prescription of Zyban or Chantix stated they stopped due to side effects[6]
- **69% of Rx patients indicated they would try a new prescription smoking cessation treatment [6]**

1. Centers for Disease Control and Prevention. Current Cigarette Smoking Among Adults—United States, 2017. Morbidity and Mortality Weekly Report 2018;67(44):1225-32 [accessed 2019 Jan 30].
2. Centers for Disease Control and Prevention. Quitting Smoking Among Adults—United States, 2000-2015. Morbidity and Mortality Weekly Reports January 6, 2017 / Vol. 65 / No. 52
3. IQVIA Prescription Claims Database; 072018-062019. 4. U.S. Chantix Revenue per PFE Q4 & 2019 YE Results, 5. ACA CMS Website, 6. IQVIA Patient Survey, 2019

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Vaping & E-cigarette Cessation – Market Expansion Opportunity ▪ 13.7M+ adult U.S. vape/e-cigarette users¹ ▪ No currently approved treatments specifically address vaping cessation ▪ Achieve/IQVIA survey of 500+ subjects supports intention to quit² • 74% of past smokers intend to quit in the next 3-12mos. • Of vapers who aim to quit in the next 3mos., 65% would try a new, natural Rx ▪ Exploring non-dilutive financing of Phase 2, ORCA-V1 study ORCA-V1 Nicotine Vaping and E-Cigarette Cessation Trial [ORCA CHART] Multi-center, double-blind, randomized, placebo-controlled, Phase 2 study of daily nicotine e-cigarette users who intend to try to quit vaping. 1.JAMA Intern Med., Trends in e-Cig Use in Adults in U.S., Sept 8, 2020; E1- E4, 2. ACHV/IQVIA Vaping Survey, March 2020 ACHIEVE LIFE SCIENCES 9

Proven Leadership Team Achieve co-founders have a proven track record of value creation for shareholders. Brabant Pharma Mr. Stewart: CEO Dr. Clarke: CSO Huxley Pharmaceuticals Mr. Stewart: CEO Dr. Clarke: CSO Amarin Corporation Mr. Stewart: Co-Founder & CEO Dr. Clarke: VP of Clinical Research & Regulatory Affairs Transaction Value SOLD $130M SOLD $58M Company Founded ZOGENIX NASDAQ:ZGNX $1.0B market cap Fintepla: FDA Approved treatment for Dravet syndrome seizures BIOMARIN NASDAQ:BMRN $13.0B market cap Firdapse: Only FDA Approved treatment for Lambert-Eaton Myasthenic Syndrome Amarin Corporation NASDAQ:AMRN $1.7B market cap Vascepa: Only FDA Approved prescription for treatment for high levels of triglycerides ACHIEVE LIFE SCIENCES 10

The Cytisinicline Difference Dual-Acting, Highly-Targeted MOA  Single & Short Treatment Very Well-Tolerated ACHIEVE LIFE SCIENCES 11

Dual-Acting MOA Specifically Targets α4β2 Nicotine Receptors Activity 1: Partial Agonist Cytisinicline binds to the receptor partially stimulating dopamine release ▪ Reduces nicotine cravings ▪ Reduces the severity of withdrawal symptoms Activity 2: Partial Antagonist Cytisinicline binding to the receptor prevents the binding of nicotine ▪ Removes the “nicotine-induced” reward and satisfaction associated with smoking Activation of the central nervous mesolimbic dopamine system is believed to be the neuronal mechanism underlying reinforcement and reward experienced by smoking ACHIEVE LIFE SCIENCES 12

Cytisinicline vs. Chantix® MOA

	Cytisinicline[1]	Varenicline (Chantix®)[2]
Selective Receptor Targeting*	More selective	Less selective
	$\alpha_4\beta_2$	$\alpha_4\beta_2$
		α_7
		5-HT_3

- Cytisinicline has high affinity & selective binding to $\alpha_4\beta_2$ receptors in brain
- Varenicline's activity at "off-target" receptors could be responsible for its adverse event profile
- Majority of varenicline patients do not fill second and third month scripts[3]

*Coe J et al. J. Med. Chem. 2005, 48:3474-3477; Papke RL et al. JPET. 2011, 337:367–379; Slater YE et al. Neuropharm. 2003, 44:503–515; Lummis SCR et al. JPET. 2011, 339:125–131.
1. Data on file; Achieve Life Sciences based on meta analysis of 5 cytisinicline GCP trials, including ORCA-1
2. Cahill K et al; Cochrane Database of Systematic Reviews 2016, Issue 5
3. IQVIA Prescription Claims Database; 072018-062019
Chantix® is a registered trademark of Pfizer, Inc.

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Cytisinicline vs. Chantix® Favorable Adverse Event Profile Cytisinicline1 Varenicline (Chantix®)2 Treatment Time 25 days 12 weeks 2019 U.S. Sales - $899 million3 Adverse Events (95% CI) Nausea/Vomiting 4.4% 27.8% Sleep Disorder/Abnormal Dreams 3.3% 12.5% Insomnia 1.3% 14.2% Headache 2.0% 12.7% Shorter course of treatment Lower overall rate of side effects Head-to-head data from the RAUORA trial showed significantly fewer adverse events on cytisincline compared to Chantix (p<0.001) 1. Data on file; Achieve Life Sciences based on meta analysis of 5 cytisinicline GCP trials, including ORCA-1 2. Cahill K et al; Cochrane Database of Systematic Reviews 2016, Issue 5 3. U.S. Chantix Revenue per PFE Q4 & 2019 YE Results Chantix ® is a registered trademark of Pfizer, Inc. ACHIEVE LIFE SCIENCES 14

Cytisinicline Clinical Development ACHIEVE LIFE SCIENCES 15

Cytisinicline: Extensive & Impressive Foundation of Clinical Evidence Three investigator-led Phase 3 clinical trials conducted in more than 2,700 patients published in NEJM* ▪ Phase 3 TASC* trial – cytisinicline versus placebo (n=740) ▪ Phase 3 CASCAID** trial— cytisinicline versus NRT (n=1,310) ▪ Phase 3 RAUORA trial – cytisinicline versus varenicline (Chantix®) (n=679) ▪ In both TASC and CASCAID, cytisinicline demonstrated superior quit rates and RAUORA demonstrated superior safety (p-values<0.01) Successful completion of Phase 1 and Phase 2 studies ▪ Fed-fasted study (n=26) ▪ Repeat dose PK/PD study (n=26) ▪ ORCA-1 Dose Selection study (n=254) • Cytisinicline demonstrated superior quit rates vs. placebo (p-value<0.005) Path to NDA already reviewed with FDA ▪ End of Phase 2 meeting held with FDA ▪ Efficacy endpoints and pivotal trial designs reviewed by the FDA *West et al; N Engl J Med; 365:13 Sept 29, 2011 ** Walker et al; N Engl J Med; 371:25 Dec 18, 2014 ®TABEX – Registered trademark of Sopharma AD, Chantix® is a registered trademark of Pfizer, Inc ACHIEVE LIFE SCIENCES 16

Investigator-Led Phase 3 Trials of Cytisinicline

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	Design	Comparator	Key Endpoints	Results
TASC	N=740 Aged 18 or over; randomized 1:1 Double-blind, placebo-controlled Minimal behavioral support	Placebo 25-day cytisinicline dosing regimen or matched placebo	6 & 12-month quit rates biochemically confirmed	Cytisinicline 3.4 times more likely to result in smoking cessation after 12 months (p=0.001) No overall difference in the rate of side effects in the two trial arms
CASCAID	N=1,310 Aged 18 or over; randomized 1:1 Open-label, active-controlled, non-inferiority Moderate behavioral support	NRT 25-day cytisinicline dosing regimen or 8-week NRT (patch &/or gum or lozenge)	1, 2 & 6-month quit rates	Cytisinicline 1.43 times more likely than NRT to result in smoking cessation after 6 months (p=0.002) 6-month quit rate equivalent to the 24-week quit rates in the varenicline EAGLES trial (n=8,144) published in The Lancet in June 2016 Cytisinicline generally well tolerated, although self-reported adverse events were higher in the cytisinicline arm compared with the NRT arm No serious treatment-related adverse events with cytisinicline

TASC: West et al; N Engl J Med; 365:13 Sept 29, 2011
CASCAID; Walker et al; N Engl J Med; 371:25 Dec 18, 2014

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Investigator-Led Phase 3 Trials of Cytisinicline (cont.) Design Comparator Key Endpoints Results RAUORA N=679 Māori (indigenous NZ) ≥ 18 years of age Single blind, non-inferiority Minimal behavioral support varenicline (Chantix®) 12-week treatment for both arms 6-month biochemically confirmed quit rates Non-inferiority margin of 10% (cytisinicline quit rates no worse than 10% less than Chantix) Primary endpoint of non-inferiority was met for cytisinicline with a trend towards superior efficacy Cytisinicline demonstrated higher quit rates and smokers were 1.55 times more likely to quit at 6 months compared to varenicline Cytisinicline-treated subjects experienced a lower rate of adverse events compared to varenicline (RR=0.56, p<0.001) Sourced: RAUORA data as presented by Dr. Natalie Walker at SRNT-E ; September 2020 [COMPANY LOGO] ACHIEVE LIFE SCIENCES 18

6 Month Quit Rates Trended Towards Superiority for Cytisinicline Risk Difference at 6 Months [BAR CHART] 6 Month Quit Rate [COMPANY LOGO] *P values calculated based on chi-square analysis of quit rates ACHIEVE LIFE SCIENCES 19

Significantly Fewer Overall Adverse Events (p=0.001) Adverse Events ( >5% of Subjects) [BAR CHART] Achieve analysis of adverse event data based on Mantel-Haenszel chi-square test comparing rates in the cytisinicline and varenicline arms (# subject affected/#subjects exposed) ▪ Cytisinicline had overall significantly fewer adverse events than varenicline (p<0.001) Varenicline showed significantly increased nausea, abnormal dreams & insomnia (p<0.05) [COMPANY LOGO] ACHIEVE LIFE SCIENCES 20

ORCA-1 Phase 2b Dose Selection Study Objective: ▪ To optimize Phase 3 trial planning for dosing, scheduling, compliance and efficacy rates in U.S. ▪ Evaluate safety and efficacy of 1.5mg and 3mg of cytisinicline vs placebo administered over 25 days ▪ All subjects to receive standardized behavioral support and will be followed up out to 8 weeks Population: Smokers of ≥10 cigarettes/day and expired air CO > 10 ppm Endpoints: Biochemically verified abstinence Reduction in self reported cigarettes smoked during treatment S C R E E N R A N D O M I Z E Arm A (N=50) 1.5 mg cytisinicline downward titration Arm B (N=50) 3.0 mg cytisinicline downward titration Arm C (N=25) Placebo downward titration Arm D (N=50) 1.5 mg cytisinicline TID Arm E (N=50) 3.0 mg cytisinicline TID Arm F (N=25) Placebo TID F O L L O W U P [COMPANY LOGO] ACHIEVE LIFE SCIENCES 21

ORCA-1 Dose Selection Study Results: Baseline Subject Demographics TID Downward Titration 1.5 mg (n=52) 3.0 mg (n=50) 1.5 mg (n=51) 3.0 mg (n=50) Pooled Placebo (n=51) ALL (n=254) Smoking duration (mean years) 30.9 30.0 33.3 33.2 33.0 32.1 Daily smoking (median cigarettes) 20 18 20 20 20 20 Prev. quit attempts (mean) 4.7 3.8 5.4 3.8 4.9 4.5 Previous treatments Varenicline 21 (40%) 18 (36%) 21 (41%) 13 (26%) 19 (37%) 92 (35%) Bupropion 9 (17%) 7 (14%) 9 (18%) 3 (6%) 12 (24%) 40 (16%) NRT Patch All other NRT 27 (52%) 22 (42%) 25 (50%) 16 (32%) 23 (45%) 21 (41%) 19 (38%) 12 (24%) 28 (55%) 26 (51%) 122 (48%) 97 (38%) e-cigarettes 19 (37%) 13 (26%) 15 (29%) 11 (22%) 18 (35%) 76 (30%) ACHIEVE LIFE SCIENCES 22

ORCA-1 Dose Selection Study Results: Statistically Significant Efficacy Observed for 3.0 mg TID Quit Rates for 3 mg TID vs placebo [BAR CHART] Characteristic 3.0 mg CYT (N=50) Placebo (N=51) P Value Reduction in expired CO1 80% 38% p = 0.003 Week 4 Abstinence 2 54% 16% p < 0.001 Continuous Abstinence (Weeks 5-8)3 30% 8% p = 0.005 Statistically significant quit rates demonstrated at both end of treatment and weeks 5 through 8 (the FDA approvable endpoint) CO confirmed end of treatment quit rates on Cytisinicline exceeded Chantix, Zyban & NRT quit rates at both week 4 and week 12 (end of treatment) in latest EAGLES study4 Adherence to study treatment was 98% in the 3.0 mg TID arm Cytisinicline was generally well-tolerated with no serious adverse events reported 3.0 mg dose with TID administration selected to move forward to Phase 3 development 1. Average % reduction expired CO from Baseline by Day 26 2. Biochemically confirmed quit on Day 26 (no cigarettes smoked and expired CO<10 ppm) 3. Biochemically confirmed on Day 26 and weeks 5, 6, 7, & 8 (no cigarettes smoked and expired CO<10 ppm) 4. EAGLES: Anthenelli et al; Lancet; 2507-20, June 18, 2016 ACHIEVE LIFE SCIENCES 23

ORCA-1 Dose Selection Study Results: Significant Increase in Quit Rates Across All Cytisinicline Arms [BAR CHART] All cytisinicline arms demonstrated statistically significant end of treatment quit rates (>= 50%; p<0.001) TID administration outperformed the downward titration groups at both end of treatment and weeks 5-8 3.0 mg dose with TID administration selected to move forward to Phase 3 development ACHIEVE LIFE SCIENCES 24

ORCA-1 Dose Selection Study Results: Confirmation of Safety & Tolerability Most commonly reported (>5%) side effects from ORCA-1: Adverse Event 3.0 mg TID (n=50) Pooled Cytisinicline (n=203) Placebo (n=51) At least 1 AE 42% 46% 47% Upper Respiratory Tract Infections 6% 6% 14% Nausea 6% 6% 10% Abnormal Dreams 6% 9% 2% Insomnia 6% 7% 2% Constipation 6% 2% 2% Headache 4% 5% 4% Cytisinicline was generally well-tolerated across all treatment groups Overall low incidence of adverse events No serious or severe adverse events reported Low rates of AE’s compares favourably to currently approved smoking cessation products ACHIEVE LIFE SCIENCES 25

Next Steps for Phase 3 Cytisinicline Development ▪ 3.0 mg TID dosing selected for P3 development ▪ Best safety & efficacy demonstrated in ORCA-1 ▪ Extend dosing period from 25 days to 42 days (6 weeks) ▪ Potential to further increase quit rates over those seen in ORCA-1 ▪ Evaluate abstinence rates during the last 4-weeks of treatment ▪ Previously not able to measure on treatment given 25 day schedule ▪ Evaluate re-treatment course or 12 weeks total ▪ Adds additional safety data (as requested by FDA) ▪ Allows evaluation for reduction in risk of relapse ACHIEVE LIFE SCIENCES 26

ORCA-2 Phase 3 Study Design [BAR CHART] Multiple Primary Endpoints: ▪ Biochemically verified continuous abstinence during the last 4 weeks of treatment ▪ Arm B: Weeks 3-6 ▪ Arm C: Weeks 9-12 Secondary Endpoint: ▪ Continuous abstinence from end of treatment through week 24 Statistics: ▪ >95% power for the 24-week comparisons Objective: Evaluate safety and efficacy of 3.0 mg of cytisinicline vs placebo administered TID over 6 & 12 weeks All subjects to received standardized behavioral support and will be followed up to 24 weeks Population: Smokers of ≥10 cigarettes/day and expired air CO > 10 ppm ACHIEVE LIFE SCIENCES 27

Cytisinicline Planned Development Program & Milestones [BAR CHART] Activity Anticipated Timing ORCA-1 Additional Phase 2b Results Presented Q1 2020 RAUORA Topline Study Results: Cytisinicline vs Chantix Q2 2020 RAUORA Full Study Results: SRNT-E Conference Q3 2020 ORCA-2 Phase 3 Trial Initiation Q4 2020 ORCA-2 Study Enrollment Completed Q1 2021 ORCA-2 Last Patient Treated Q2 2021 ORCA-2 Study Last Patient Last Visit Q3 2021 ORCA-2 Phase 3 Top Line Data Results Q4 2021 [COMPANY LOGO] [COMPANY LOGO] ACHIEVE LIFE SCIENCES 28

Broad Product Protection PATENT APPLICATIONS • Several patent families pursued globally including formulation, method of use, extraction • Issued patents – new cytisinicline salt formulation • Ongoing discovery and other development work in providing additional IP opportunities REGULATORY EXCLUSIVITY • U.S. – 5 years for NCE under Hatch-Waxman • Europe –Up to 10 years possible in countries where cytisinicline is not already approved • Orange Book cytisinicline specification EXCLUSIVE API SUPPLY • Sopharma exclusive supply agreement • 4-6 year API lead time for Laburnum • 100% (-)- enantiomer of cytisinicline • Synthetic 100% (-)- cytisinicline not currently viable • Extraction know-how / trade secrets filed as pending patent SECOND GENERATION CYTISINICLINE • University of Bristol exclusive license agreement • Next generation highly targeted cytisinicline derivatives for other indications ACHIEVE LIFE SCIENCES 29

Capitalization ▪ Cash, cash equivalents and investments of ~$22.4M as September 30, 2020 ▪ No debt ▪ Capitalization (as of November 12, 2020): Common Shares Outstanding 3,617,664 Pre-Funded Warrants ($0.001) 142,857 Warrants (WAEP $6.60) 682,871 (WAEP $7.29) 235,856 (WAEP $81.56) 205,726 Outstanding under equity award plans 129,701 Fully Diluted Shares 5,014,675 ACHIEVE LIFE SCIENCES 30

Investment Highlights Cytisinicline well-positioned to address global tobacco public health epidemic ▪ Addresses tobacco & nicotine addiction, leading cause of cancer and cardiovascular disease-related death ▪ Differentiation from currently available products, with history of black box warnings, has positive implications for improved safety and efficacy Large market opportunity and patient need ▪ ~$13B nicotine addiction market, with sales of leading product Chantix of >$1B in 2019* Compelling foundation of clinical evidence with regards to both safety and efficacy Three completed Phase 3 trials, with over 2,700 patients, supports safety and efficacy of cytisinicline Clear path to market Recent FDA interactions provide clear direction for NDA requirements in U.S. Proven management team Management team has a history of leading successful biopharma companies, including through acquisition *PFE Q4 & 2019 YE Results ACHIEVE LIFE SCIENCES 31

Thank You! ACHIEVE LIFE SCIENCES 32